Back to Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 27, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Back to Contents

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 26, 2005, announcing the Company’s results for the second quarter and the first half of financial year 2005.

Back to Contents

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: April 27, 2005	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

Back to Contents

N e w s   R e l e a s e / P r e s s e i n f o r m a t i o n

Infineon reports results of second quarter and first half of financial year 2005

•
Second quarter revenues were Euro 1.61 billion, down 12 percent sequentially. Excluding license income of Euro 118 million realized in the first quarter from the settlement with ProMOS, revenues declined 5 percent sequentially, reflecting reduced revenues of the Communication and Memory Products segments.

•
Net loss in the second quarter was Euro 114 million, down from net income of Euro 142 million sequentially; second quarter EBIT decreased to negative Euro 117 million from positive Euro 211 million in the prior quarter. First quarter EBIT included a net aggregate positive impact of Euro 116 million resulting primarily from the license settlement with ProMOS. Second quarter EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from the reorganization measures in the Communication segment.

•
Total revenues for the first half of financial year 2005 were Euro 3.42 billion, up 4 percent from Euro 3.29 billion in the same period last year. Net income for the first half of the 2005 financial year amounted to Euro 28 million, compared to Euro 73 million in the prior year. EBIT in the first half of financial year 2005 was Euro 94 million, a decrease from Euro 141 million in the same period last year.

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 2005	Dec 31, 2004		Mar 31, 2004

Revenues	1,606	1,816	-12%	1,671	-4%

Net (loss) income	(114)	142	- - -	39	- - -

EBIT	(117)	211	- - -	71	- - -

Earnings (loss) per share (in Euro)	(0.15)	0.19	- - -	0.05	- - -

	6 months	6 months	+/- in %
	ended	ended	year-on-year
In Euro million	Mar 31, 2005	Mar 31, 2004

Revenues	3,422	3,294	+4%

Net income	28	73	-62%

EBIT	94	141	-33%

Earnings (loss) per share (in Euro)	0.04	0.10	-60%

Back to Contents

Munich, Germany – April 26, 2005 – In the second quarter of financial year 2005, Infineon Technologies AG (FSE/NYSE:IFX) reported, as expected, a sequential decrease in overall revenues. The decrease, excluding license income of Euro 118 million realized in the first quarter from the settlement with ProMOS, was primarily due to reduced revenues in its Communication and Memory Products segments. In the Communication segment, sales volumes decreased as a result of a seasonal slow-down of the worldwide mobile phone market coupled with a greater than seasonal decline in demand from some customers. In the Memory Products segment, revenues declined primarily due to the non-recurrence during the second quarter of license income of Euro 118 million from the settlement with ProMOS, and the strong decline of memory prices. Revenues in the Automotive, Industrial and Multimarket segment remained flat when compared to the previous quarter, mainly due to higher sales volume in the automotive and industrial market and despite strong pricing pressure in the chip-card business. All of the company’s segments were impacted by pricing pressure.

EBIT declined in the company’s three primary segments, as was noted in the outlook from the prior quarter. The sequential EBIT decrease was partially driven by lower sales volumes in the Communication segment, and by the strong decline in memory prices. In addition, EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from the reorganization measures in the Communication segment. EBIT in the first quarter included a net aggregate positive impact of Euro 116 million resulting primarily from the license settlement with ProMOS, which did not recur in the second quarter.

“Our cautious assessment of market conditions and the outlook for the last quarter unfortunately turned out to be accurate. In this difficult environment, we concentrated our efforts on optimizing our business setup, and have already achieved several milestones,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “Back in the first quarter of this financial year, we took immediate action and implemented the fast and effective Smart Savings program. We then simplified the organization to create leaner structures and faster decision paths to allow us to better serve our customers. As a third step, we are focusing on restructuring non-profitable businesses.”

Market Position

In calendar year 2004, Infineon improved its position on the worldwide semiconductor market from rank 7 to rank 4 according to the market research institute iSuppli.

Back to Contents

Employee Data

As of March 31, 2005, Infineon had approximately 36,000 employees worldwide, including approximately 7,200 engaged in Research and Development.

Outlook for the third quarter of financial year 2005

Infineon anticipates no major improvement in demand in the third quarter of financial year 2005. The company expects continued pricing pressure, especially for chip-card ICs, memory, and mobile phone products. However, growth in shipments, primarily in Memory Products, should partially offset the impact of pricing pressure on revenues and operating results. Results of operations are expected to be negatively affected by further charges related to the planned phase-out of production at Munich Perlach, which the company cannot currently quantify due to the early stage of discussions with the workers’ council.

“As there are no near-term catalysts for growth in demand, especially in the memory and mobile phone businesses, in the third quarter we will continue to focus on cost-cutting measures and on restructuring non-profitable businesses,” commented Dr. Ziebart. “While this is a very difficult transition period, we believe that our pipeline of innovative products and the steps we have taken to further strengthen the company will put us into an improved competitive position next year.”

Business groups’ 2005 second quarter performance and outlook

In the second quarter of financial year 2005, Infineon reports for the first time its financial position and results of operations under its new organizational structure, which became effective on January 1, 2005. The Mobile and Wireline Communication segments have been combined into the new Communication segment to align the company’s structure with market developments. At the same time, the security and chip-card activities and the ASIC & Design Solutions business have been integrated into the extended Automotive, Industrial and Multimarket segment. The results of prior periods have been reclassified to conform to the current period presentation.

Automotive, Industrial and Multimarket

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 2005	Dec 31, 2004		Mar 31, 2004

Revenues	634	631	+1%	606	+5%

EBIT	36	48	-25%	49	-27%

Back to Contents

Despite the overall slow-down in the segment’s end market, revenues in the Automotive, Industrial and Multimarket segment remained flat when compared to the previous quarter, primarily due to higher sales volumes in the automotive and industrial business. Revenues and earnings of the Automotive, Industrial and Multimarket segment were negatively impacted by strong pricing pressure in the company’s security and chip-card business, which could not be entirely offset by productivity gains. Margins in the automotive and industrial business were in line with the outlook provided last quarter.

Automotive, Industrial and Multimarket’s outlook for the third quarter of financial year 2005
As the third quarter of the financial year typically shows seasonally strong demand in the automotive industry, Infineon expects further growth in its automotive business in the third quarter of 2005. On the other hand, the company anticipates continuing pricing pressure in its industrial business and therefore expects earnings to decrease slightly in the upcoming quarter. In its security and chip-card business, Infineon anticipates continued weakness in the third quarter of financial year 2005, in line with the worldwide chip-card market. While the price decline for chip-card ICs is very hard to predict, Infineon anticipates that productivity improvements would be sufficient to offset the pressure on revenues and EBIT caused by falling prices. All in all, the company expects revenues and earnings of the segment to remain stable.

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 2005	Dec 31, 2004		Mar 31, 2004

Revenues	332	414	-20%	390	-15%

EBIT	(142)	(19)	- - -	15	- - -

While revenues in the wireline business were stable in the second quarter of financial year 2005, Infineon suffered a sharp revenue decline in its wireless communication business. This revenue decrease was primarily caused by a seasonal slow-down of the worldwide market for mobile phones in the second quarter of the financial year in combination with a greater than seasonal decline in demand from some customers. Due to the reduced sales volume, a continued high level of idle capacity costs, and a net charge of Euro 44 million resulting primarily from the sale or reorganization of the fiber optics and certain other communications businesses, the sequential EBIT loss increased significantly.

Effective January 31, 2005, Infineon and Finisar Corporation closed an agreement in which Finisar acquired Infineon’s fiber optics transceiver business in exchange for 34 million shares of Finisar’s common stock. In April 2005, Infineon sold the 34 million shares of Finisar’s common stock to VantagePoint Venture Partners. As a result of the

Back to Contents

sale of the fiber optics transceiver business and the subsequent sale of the shares of Finisar’s common stock, EBIT in the second quarter was positively impacted by Euro 13 million. Operating losses from the fiber optics business are not expected to materially impact EBIT after the end of the 2005 financial year.

In April 2005, Infineon and Exar entered into a definitive agreement under which Exar has acquired a significant portion of Infineon’s optical networking business. The existing MetroMapper family of Ethernet-over-SONET products will remain part of Infineon's product portfolio. The optical networking business unit will be dissolved effective July 1, 2005. Revenue and earnings contributions from residual products after that date are expected to be negligible.

With these initiatives, Infineon has a clearly defined path to focus its wireline communications activities on access applications and to bring this business back to profitability.

In the second quarter of financial year 2005, the product portfolio of Infineon’s wireless activities was strengthened by the introduction of the CMOS single-chip E-GOLDradio that integrates baseband and the RF transceiver on one chip.

Communication’s outlook for the third quarter of financial year 2005
In the third quarter of financial year 2005, the company expects revenues of its Communication segment to remain flat or to decrease slightly compared to the previous quarter, mainly due to continued weak demand from some customers for mobile phone components. Because of an anticipated continuation of pricing pressure in the overall Communication segment, and lower sales volumes, the company anticipates significant negative EBIT results for the third quarter of financial year 2005. However, Infineon expects the company’s recently initiated efficiency programs to start impacting financial results positively in the third quarter of the financial year. Accordingly, the company expects the segment’s losses to decrease compared to the second quarter of the financial year.

Memory Products

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 2005	Dec 31, 2004		Mar 31, 2004

Revenues	633	766	-17%	665	-5%

EBIT	17	196	-91%	13	+31%

The sequential revenue and EBIT decrease resulted primarily from the non-recurrence during the second quarter of license income of Euro 118 million from the settlement with ProMOS that was realized in the first quarter. In addition, revenues and EBIT were negatively impacted by a strong price decline in the worldwide memory market that could not be completely offset by increased sales volume and reduced unit costs.

Back to Contents

In March 2005, Rambus and Infineon reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Infineon products. Accordingly, Rambus granted Infineon a worldwide license to existing and future Rambus patents and patent applications for a quarterly license fee of US dollars 5.85 million to be paid by Infineon starting November 15, 2005, and continuing through November 15, 2007.

Memory Products’ outlook for the third quarter of financial year 2005
For the third quarter of financial year 2005, Infineon expects an increase in system memory loads and worldwide demand for memories due to the price reductions for DRAMs in the second quarter of financial year 2005. The company’s bit shipments are expected to increase at a rate above market growth based on growing capacities at joint venture and foundry partners. The company will continue to focus on the expansion of its product portfolio with higher margin products as these are less exposed to price fluctuations.

Other Operating Segments

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 2005	Dec 31, 2004		Mar 31, 2004

Revenues	4	3	+33%	3	+33%

EBIT	11	(2)	+++	(21)	+++

The significant EBIT improvement in the second quarter of financial year 2005 compared to the previous quarter was mainly due to a gain of Euro 13 million realized on the sale of Infineon’s venture capital activities to Cipio Partners.

Corporate and Reconciliation

	3 months	3 months	+ /- in %	3 months	+/- in %
	ended	ended	sequential	ended	year-on-year
In Euro million	Mar 31, 2005	Dec 31, 2004		Mar 31, 2004

Revenues	3	2	+50%	7	-57%

EBIT	(39)	(12)	- - -	15	- - -

The sequential EBIT loss increase in the second quarter of financial year 2005 compared to the previous quarter was mainly due to charges of Euro 31 million resulting primarily from the restructuring of the company’s fiber optics business.

For major business highlights of Infineon’s segments in the second quarter of financial year 2005, click http://www.infineon.com/news/.

Back to Contents

FINANCIAL INFORMATION
According to US GAAP – Unaudited

Condensed Consolidated Statements of Operations

	3 months ended			6 months ended
in Euro million	Mar 31, 04	Dec 31, 04	Mar 31, 05	Mar 31, 04	Mar 31, 05

Net sales	1,671	1,816	1,606	3,294	3,422
Cost of goods sold	(1,114)	(1,115)	(1,174)	(2,219)	(2,289)

Gross profit	557	701	432	1,075	1,133

Research and development expenses	(304)	(329)	(354)	(580)	(683)
Selling, general and administrative expenses	(176)	(162)	(164)	(350)	(326)
Restructuring charges	(8)	(2)	(23)	(10)	(25)
Other operating (expense) income, net	(1)	6	(41)	1	(35)

Operating income (loss)	68	214	(150)	136	64

Interest (expense) income, net	(8)	5	–	(31)	5
Equity in earnings of associated companies	5	1	25	4	26
Gain on associated company share issuance	1	–	–	1	–
Other (expense) income, net	(5)	(10)	9	(4)	(1)
Minority interests	2	6	(1)	4	5

Income (loss) before income taxes	63	216	(117)	110	99

Income tax (expense) benefit	(24)	(74)	3	(37)	(71)

Net income (loss)	39	142	(114)	73	28

Earnings (loss) per share (EPS)
Shares in million

Weighted average shares outstanding – basic	723	748	748	722	748

Weighted average shares outstanding – diluted	733	748	748	733	748

Earnings (loss) per share - basic and diluted (in Euro)	0.05	0.19	(0.15)	0.10	0.04

EBIT

Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company's business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.
EBIT is determined as follows from the statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	Mar 31, 04	Dec 31, 04	Mar 31, 05	Mar 31, 04	Mar 31, 05

Net income (loss)	39	142	(114)	73	28
- Income tax expense (benefit)	24	74	(3)	37	71
- Interest expense (income), net	8	(5)	–	31	(5)

EBIT	71	211	(117)	141	94

Back to Contents

Segment Results

	3 months ended			6 months ended
Net sales in Euro million	Mar 31, 04*	Mar 31, 05	+/- in %	Mar 31, 04*	Mar 31, 05	+/- in %

Automotive, Industrial and Multimarket	606	634	5	1,163	1,265	9
Communication	390	332	(15)	804	746	(7)
Memory Products	665	633	(5)	1,308	1,399	7
Other	3	4	33	7	7	–
Corporate and Reconciliation	7	3	(57)	12	5	(58)

Infineon consolidated	1,671	1,606	(4)	3,294	3,422	4

	3 months ended			6 months ended
EBIT in Euro million	Mar 31, 04*	Mar 31, 05	+/- in %	Mar 31, 04*	Mar 31, 05	+/- in %

Automotive, Industrial and Multimarket	49	36	(27)	88	84	(5)
Communication	15	(142)	- - -	27	(161)	- - -
Memory Products	13	17	31	70	213	+++
Other	(21)	11	+++	(31)	9	+++
Corporate and Reconciliation	15	(39)	- - -	(13)	(51)	- - -

Infineon consolidated**	71	(117)	- - -	141	94	(33)

*	Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.
**	Includes acquisition related expenses (amortization of acquired intangible assets and deferred compensation) of Euro 8 million for the three months ended March 31, 2004 and 2005 (primarily Communication), respectively, as well as Euro 16 million for the six months ended March 31, 2004 and 2005 (primarily Communication).

	3 months ended
Net sales in Euro million	Dec 31, 04*	Mar 31, 05	+/- in %

Automotive, Industrial and Multimarket	631	634	1
Communication	414	332	(20)
Memory Products	766	633	(17)
Other	3	4	33
Corporate and Reconciliation	2	3	50

Infineon consolidated	1,816	1,606	(12)

	3 months ended
EBIT in Euro million	Dec 31, 04*	Mar 31, 05	+/- in %

Automotive, Industrial and Multimarket	48	36	(25)
Communication	(19)	(142)	- - -
Memory Products	196	17	(91)
Other	(2)	11	+++
Corporate and Reconciliation	(12)	(39)	- - -

Infineon consolidated**	211	(117)	- - -

*	Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.
**	Includes acquisition related expenses of Euro 8 million for the first and second quarter of the 2005 financial year (primarily Communication).

Back to Contents

Regional Sales Development

	3 months ended
Regional sales in %	Mar 31, 04	Dec 31, 04	Mar 31, 05

Germany	25%	21%	21%
Other Europe	17%	17%	19%
North America	22%	19%	23%
Asia / Pacific	30%	37%	30%
Japan	5%	4%	5%
Other	1%	2%	2%

Total	100%	100%	100%

Europe	42%	38%	40%

Outside-Europe	58%	62%	60%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 04	Mar 31, 05

Assets
Current assets:
Cash and cash equivalents	608	1,120
Marketable securities	1,938	1,229
Trade accounts receivable, net	1,056	861
Inventories	960	1,012
Deferred income taxes	140	149
Other current assets	590	541

Total current assets	5,292	4,912

Property, plant and equipment, net	3,587	3,761
Long-term investments, net	708	745
Restricted cash	109	109
Deferred income taxes	541	507
Other assets	627	689

Total assets	10,864	10,723

in Euro million	Sep 30, 04	Mar 31, 05

Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current maturities of long-term debt	571	548
Trade accounts payable	1,098	918
Accrued liabilities	555	513
Deferred income taxes	16	19
Other current liabilities	630	579

Total current liabilities	2,870	2,577

Long-term debt	1,427	1,469
Deferred income taxes	21	26
Other liabilities	568	686

Total liabilities	4,886	4,758

Total shareholders' equity	5,978	5,965

Total liabilities and shareholders' equity	10,864	10,723

Back to Contents

Condensed Consolidated Statements of Cash Flows

	3 months ended			6 months ended
in Euro million	Mar 31, 04	Dec 31, 04	Mar 31, 05	Mar 31, 04	Mar 31, 05

Net cash provided by operating activities	463	423	164	783	587

Net cash (used in) provided by investing activities	(92)	(110)	18	(875)	(92)

Net cash provided by (used in) financing activities	–	36	(19)	79	17

Net increase (decrease) in cash and cash equivalents	371	349	163	(13)	512

Depreciation and amortization	329	334	317	657	651

Purchases of property, plant and equipment	(253)	(456)	(385)	(469)	(841)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since restricted cash no longer includes amounts for the repayment of debt, the gross and net cash positions exclude restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the company’s overall liquidity.

The gross and net cash position is determined as follows from the balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Mar 31, 04	Dec 31, 04	Mar 31, 05

Cash and cash equivalents	956	957	1,120
Marketable securities	1,859	1,572	1,229

Gross Cash Position	2,815	2,529	2,349

Less: short-term debt	158	551	548
Less: long-term debt	2,298	1,487	1,469

Net Cash Position	359	491	332

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account.

The free cash flow is determined as follows from the cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	Mar 31, 04	Dec 31, 04	Mar 31, 05	Mar 31, 04	Mar 31, 05

Net cash provided by operating activities	463	423	164	783	587
Net cash (used in) provided by investing activities	(92)	(110)	18	(875)	(92)
Thereof: Purchase (sale) of marketable securities, net	(318)	(370)	(379)	82	(749)

Free cash flow	53	(57)	(197)	(10)	(254)

Back to Contents

Analyst and press telephone conferences

Infineon Technologies AG will host a telephone conference (in English only) with analysts and investors on April 26, 2005, 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the second quarter of financial year 2005. In addition, the Infineon Management Board will conduct a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on Infineon‘s web site at http://www.infineon.com.

D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the Finance and Business Press: INFXX200504.051e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com